                             SEC FILE NUMBER 0-21782


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 2004

                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F   A    Form 40-F
                -----

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes          No   A
          -----       -----

      (If "Yes is marked indicate below the file number assigned to the
      registrant in connection with Rule 12g3-2(b): 82-         .)
                                                       ---------

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 16 February 2004                  FLETCHER CHALLENGE FORESTS LIMITED

                                       /s/ P M Gillard

                                       P M GILLARD
                                       SECRETARY
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              [FLETCHER CHALLENGE FORESTS NEWS RELEASE LETTERHEAD]

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).


             FLETCHER CHALLENGE FORESTS INVESTS IN DANISH FURNITURE
                           MANUFACTURER & DISTRIBUTOR


Auckland, 16 February 2004 - Fletcher Challenge Forests advised today that it had acquired a 20% interest in Zenia House, a well known Danish solid wood furniture manufacturer and distributor, for approximately NZ$1 million.

The Company and Zenia House will be actively promoting the use of the Company's high quality radiata pine clearwood for use in the European solid wood furniture market, and the Company will be supplying all of Zenia House's future requirements.

"Fletcher Challenge Forests and our Danish partners believe that clearwood has significant opportunities in the solid wood furniture market" said John Dell, Chief Executive Officer.

"This partnership provides the Company with the ability to explore a new market for higher-value products from its mills, and provides our Danish partners with an efficient and reliable source of furniture components", said John Dell.



Ends



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TO:         BUSINESS EDITOR              From:       Paul Gillard
                                         Company Secretary & General Counsel
Fax/Email:  AUTO                         FLETCHER CHALLENGE FORESTS LTD

                                         Telephone:  64-9-571 9846
                                         Fax:        64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.

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